[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 5 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
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10027420

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66098

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navigate Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Stamford Landing 62 Southfield Avenue, Suite 111
(No. and Street)

Stamford (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken George 603-773-9940 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502 (Address) White Plains (City) NY (State) 10601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Panagrossi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navigate Advisors, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT

To the Members of
Navigate Advisors, LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Navigate Advisors, LLC as of December 31, 2009, and the related statements of operations, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Navigate Advisors, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the CEAct. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 3, 2010

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

NAVIGATE ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash in bank	$ 1,314,011
Receivable from broker-dealers	2,347,562
Prepaid expenses	72,461
Property and equipment - net	381,942
Clearing deposit	1,103,398
Due from employee	158,073
Deferred rent asset	17,179
Security deposit	37,500
Total Assets	$ 5,432,126

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 709,086
Deferred rent	60,125
Total Liabilities	769,211
Members' Capital	4,662,915
Total Liabilities and Members' Capital	$ 5,432,126

See accompanying notes to financial statements.

NAVIGATE ADVISORS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 29,219,117
Commodities income	810,583
Error accounts	(13,160)
Other income	19,428
Total Revenues	30,035,968
Expenses:	
Compensation and employee benefits	10,106,404
Commission expense	1,581,562
Clearing and execution	1,504,767
Communications and occupancy	351,768
Regulatory fees	67,748
Professional fees	50,815
Other operating expenses	1,483,474
Total Expenses	15,146,538
Net Income	$ 14,889,430

See accompanying notes to financial statements.

NAVIGATE ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2009

Balance, January 1, 2009	$ 2,974,616
Capital Withdrawal	(13,201,131)
Net Income	14,889,430
Balance, December 31, 2009	$ 4,662,915

See accompanying notes to financial statements.

NAVIGATE ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:	
Net Income	$ 14,889,430
Adjustments to reconcile net income to net cash provided by in operating activities	
Depreciation	44,205
Non-cash rent expense	42,946
(Increase) decrease in operating assets:	
Receivable from broker-dealers	(423,295)
Prepaid expenses	43,918
Clearing deposit	(742,638)
Security deposit	(23,127)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	389,807
Total Adjustments	(668,184)
Net Cash Provided By Operating Activities	14,221,246
Cash Flows From Investing Activities:	
Acquisition of property and equipment	(152,990)
Repayment of loan to employee	92,250
Net Cash Used By Investing Activities	(60,740)
Cash Flows From Financing Activities:	
Capital withdrawal	(13,201,131)
Net Increase in Cash	959,375
Cash, Beginning of Year	354,636
Cash, End of Year	$ 1,314,011

See accompanying notes to financial statements.

NAVIGATE ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Note (1) - Nature of business:

Navigate Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and members of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides outsourcing low-cost order execution and detail risk management platforms to global institutions. The Company clears its securities transactions on a fully disclosed basis with another broker-dealer.

Note (2) – Summary of significant accounting policies:

(A) Securities transactions:
The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a trade-date basis.

Securities owned consist of publicly traded corporate stocks and are carried at market value with unrealized gains and losses reflected in the Statement of Operations.

(B) Property and equipment:
Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

(C) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2009, there were no cash equivalents.

(D) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(E) Subsequent events evaluation:
Management has evaluated subsequent events through February 3, 2010, the date the financial statements were available to be issued.

NAVIGATE ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

DECEMBER 31, 2009

Note (2) - Summary of significant accounting policies - cont'd:

(F) Concentration of credit risk:

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) Income taxes:

The Company files income tax returns on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

Note (3) - Property and equipment:

Property and equipment consists of the following as of December 31, 2009:

Equipment and Furniture and Fixtures	$ 430,682
Leasehold improvements	50,465
	481,147
Less: Accumulated depreciation	(99,205)
Net book value	$ 381,942

Depreciation for the year ended December 31, 2009 amounted to $44,205. Fixed assets are depreciated using the straight-line method over the estimated life of the related asset. Estimated lives for equipment is ten years, furniture and fixtures is seven years and leasehold improvements is the life of the lease which is currently four years.

NAVIGATE ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

DECEMBER 31, 2009

Note (4) – Due from employee:

In December 2008, the Company entered into an employment agreement with a new employee. Concurrent with the execution of this employment agreement, the employee executed a Promissory Note payable to the Company in the principal amount of $250,000, bearing interest at the rate of 3.1% per annum. The principal and accrued interest are payable April 2010. For the year ended December 31, 2009, interest in the amount of $7,750 accrued on this note and a payment of $100,000 was made by the employee.

Note (5) – Compensated absences:

Employees of the Company are entitled to paid vacations, paid sick days and personal days off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences actually paid to employees.

Note (6) - Commitments and contingencies:

The Company leases office space under a long term operating lease agreement that expires October 2013. The following is a schedule of future minimum rental payments required under this operating lease:

Year Ended December 31,	
2010	$ 188,966
2011	206,145
2012	206,145
2013	171,788
	$ 773,044

Rental expense was $153,065 for the year ended December 31, 2009.

NAVIGATE ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)

DECEMBER 31, 2009

Note (7) – Related party transactions:

The Company has a computer maintenance service agreement with Anchor Solutions, LLC an affiliated company through common ownership. The total expense incurred for the year ended December 31, 2009 under this agreement amounted to $230,754. In addition, during 2009 the Company had a short-term advance from Navigate Finance, LLC, also an affiliated company through common ownership, which was repaid prior to the end of the year.

Note (8) - Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $3,913,247, which exceeded its requirement of $51,283 by $3,861,964. The Company had a percentage of aggregate indebtedness to net capital of 19.66% as of December 31, 2009.

NAVIGATE ADVISORS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

NAVIGATE ADVISORS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2009

Computation of Net Capital

Members' Capital	$ 4,662,915
Non-allowable assets:	
Receivable from broker-dealer	80,445
Property and equipment - net	381,942
Prepaid expenses	72,461
Due from employee	158,073
Deferred rent asset	17,179
Security deposit	37,500
Total non-allowable assets	747,600
Net capital before haircuts on proprietary positions	3,915,315
Haircuts	2,068
Net capital	3,913,247
Minimum net capital requirement - the greater of $45,000 or 6-2/3% of aggregate indebtedness of $769,211	51,283
Excess net capital	$ 3,861,964
Ratio of aggregate indebtedness to net capital	19.66 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 709,086
Deferred rent	60,125
Total aggregate indebtedness	$ 769,211

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2009):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	$ 3,936,424
Audit adjustments	(23,177)
Net capital per above	$ 3,913,247

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Members of
Navigate Advisors, LLC
Stamford, Connecticut

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of the Determination of SIPC Net Operating Revenues and General Assessment of Navigate Advisors, LLC for the year ended December 31, 2009. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the year January 1, 2009 to December 31, 2009, with amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Navigate Advisors, LLC taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 3, 2010

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

NAVIGATE ADVISORS, LLC
SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT
FOR THE PERIOD APRIL 1, 2009 THROUGH DECEMBER 31, 2009

Determination of SIPC Net Operating Revenues:	
Total Revenue (FOCUS line 12/Part IIA line 9)	$ 21,793,044
Additions:	
Net loss from principal transactions	23,181
	21,816,225
Deductions:	
Revenues from commodity transactions	573,809
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	2,460,141
Other revenue not related to the securities business	9,358
	3,043,308
SIPC Net Operating Revenues	$ 18,772,917
Determination of General Assessment:	
SIPC Net Operating Revenues	$ 18,772,917
General Assessment @ .0025	$ 46,932
Assessment Remittance:	
Greater of General Assessment or $ 150 Minimum	$ 46,932
Less: Payment Made With Form SIPC-4 in January, February or March 2009	(150)
Payment made July 31, 2009	(19,097)
Assessment Balance Due – Paid February 3, 2010	$ 27,685

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period April 1, 2009 through December 31, 2009:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7T	$ 18,772,917
SIPC Net Operating Revenues as computed above	18,772,917
Difference	$ 0

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Members of
Navigate Advisors, LLC
Stamford, Connecticut

In planning and performing our audit of the financial statements of Navigate Advisors, LLC for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 3, 2010

NAVIGATE ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2009

NAVIGATE ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2009

CONTENTS